Daniel I. DeWolf | 212 692 6223 | ddewolf@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

March 19, 2014

VIA EDGAR, EMAIL AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Greene, Esq., Senior Counsel, and Jennifer R. Porter, Esq., Acting Branch Chief, Disclosure Review Office

Re:	SharesPost 100 Fund

File Nos.: 333-184361 and 811-22759

Ladies and Gentlemen:

On behalf of SharesPost 100 Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) a response to comments given by telephone (the “Comments”) on March 19, 2014 by Larry Greene of the Commission (the “Staff”) regarding Amendment No. 7 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), as initially filed with the Commission on October 10, 2012 and amended on April 12, 2013, August 2, 2013, November 6, 2013, December 12, 2013, December 23, 2013, February 24, 2014, and March 12, 2014, respectively.

Set forth below are the Fund’s responses to the Comments. For convenience, we have summarized and incorporated into this response letter the Comments. Page number references in our responses correspond to the marked copies of the Amendment filed on March 12, 2014 to which such Comments relate. Defined terms used herein but not defined will have the meanings used in the Registration Statement. The revisions specified below shall be incorporated in the definitive Prospectus to be filed promptly after delivery of this response in accordance with Rule 497 under the Securities Act.

1.	Comment: Please revise the Prospectus, which revisions should be made in the definitive Prospectus to be filed pursuant to Rule 497 promptly after the effectiveness of the Registration Statement, to add back in the history of the SharesPost Trading Platform, including its old name, ownership and date of formation.

Response: We shall revise the final Prospectus in accordance with the Staff’s Comments as follows. Underlined text indicates additions. Below are the specific changes as requested:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

March 19, 2014

On page ii:

Launched in March 2014, the “NASDAQ Private Market” is a private capital markets trading platform registered as an alternative trading system under Regulation ATS of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on which institutional and high net worth investors purchase and sell the securities of private companies. The NASDAQ Private Market is a joint venture entered into between SharesPost, Inc. (“SharesPost”) and The NASDAQ OMX Group, Inc. (“NASDAQ OMX”) in March 2013. The NASDAQ Private Market is a successor platform to the “SharesPost Trading Platform”, a private capital markets trading platform registered as an alternative trading system under Regulation ATS of the Exchange Act. The NASDAQ Private Market provides substantially the same information and transactional capabilities to the Fund as the SharesPost Trading Platform.

On page 8:

The NASDAQ Private Market. Launched in March 2014, the “NASDAQ Private Market” is a private capital markets trading platform on which institutional and high net worth investors purchase and sell the securities of private companies. The NASDAQ Private Market was registered as an alternative trading system under Regulation ATS of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The NASDAQ Private Market is a successor platform to the “SharesPost Trading Platform”. Founded in 2009, SharesPost established a financial marketplace to facilitate investments and liquidity for investors and shareholders. The SharesPost Trading Platform was registered as an alternative trading system under Regulation ATS of the Exchange Act by SharesPost Financial Corporation, a wholly owned subsidiary of SharesPost, a registered broker/dealer and a member of FINRA and SIPC (“SharesPost Financial”). In March 2013, SharesPost and NASDAQ OMX entered into a joint venture to launch the NASDAQ Private Market. The NASDAQ Private Market is a successor platform to the SharesPost Trading Platform. The NASDAQ Private Market provides substantially the same information and transactional capabilities to the Fund as the SharesPost Trading Platform.

On pages 17 and 64:

SharesPost, Inc. – wholly owns the Investment Adviser and SharesPost Financial. SharesPost, Inc. owns a minority stake in the joint venture that owns the NASDAQ Private Market, a successor to the SharesPost Trading Platform. Gregory Brogger is Chairman and a controlling minority shareholder of SharesPost, Inc.

SharesPost Trading Platform – a registered alternative trading system that is a predecessor platform to the NASDAQ Private Market.

March 19, 2014

The NASDAQ OMX Group, Inc. – owns a supermajority stake in the joint venture that owns the NASDAQ Private Market, a successor platform to the SharesPost Trading Platform, and designates a majority of the board thereof.

The NASDAQ Private Market – a registered alternative trading system launched in March 2014 as a joint venture by SharesPost and The NASDAQ OMX Group, Inc. (“NASDAQ OMX”). The NASDAQ Private Market is majority owned and controlled by NASDAQ OMX. The NASDAQ Private Market is a successor platform to the SharesPost Trading Platform and provides substantially the same information and transactional capabilities to the Fund as the SharesPost Trading Platform.

On page 39:

Founded in 2009, SharesPost established a financial marketplace to facilitate investments and liquidity for investors and shareholders. The SharesPost Trading Platform was registered as an alternative trading system under Regulation ATS of the Exchange Act by SharesPost Financial. In March 2013, SharesPost and NASDAQ OMX entered into a joint venture, The NASDAQ Private Market LLC, which launched in March 2014 a successor platform to the SharesPost Trading Platform called the NASDAQ Private Market. The NASDAQ Private Market provides substantially the same information and transactional capabilities to the Fund as the SharesPost Trading Platform.

2.	Comment: Please revise the Prospectus on pages 16 and 64, which revisions should be made in the definitive Prospectus to be filed pursuant to Rule 497 promptly after the effectiveness of the Registration Statement, to remove the typo in the paragraph relating to “SharesPost 100 Fund” in the Directory of entities.

Response: We shall remove the typo and make the revisions as requested.

3.	Comment: Please revise the Prospectus on pages 59 and 83, which revisions should be made in the definitive Prospectus to be filed pursuant to Rule 497 promptly after the effectiveness of the Registration Statement, to clarify for investors what “fully diluted basis” means.

Response: We shall make the revisions as requested by and discussed with the Staff, as follows:

Mr. Weber owns options in SharesPost relating to less than 2% of SharesPost on a fully diluted basis, assuming the exercise of all outstanding options and warrants.

The Fund understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

March 19, 2014

Please call the undersigned at (212) 692-6223 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Daniel I. DeWolf, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Daniel I. DeWolf .

Daniel I. DeWolf

cc:	SharesPost 100 Fund (Mr. Sven Weber)